Exhibit 99.1

Natalie Knight to Join Stellantis as Chief Financial Officer

AMSTERDAM, April 19, 2023 - Stellantis N.V. is pleased to announce that Natalie Knight will join the Company as Executive Vice President and Chief Financial Officer, replacing Richard Palmer on July 10, 2023, at the latest. Natalie Knight currently serves as Chief Financial Offer at Ahold Delhaize, a leading global food retailer headquartered in the Netherlands.

Prior to joining Ahold Delhaize in early 2020, Natalie Knight was the CFO at Arla Foods in Denmark, and held several senior finance positions during her 17 years at adidas AG in Germany and the U.S., after Investor Relations roles at BASF and Bankgesellschaft Berlin. Natalie Knight graduated from the University of Arizona in the U.S. and Freie Universität in Berlin, Germany, followed by executive leadership programs at INSEAD in France and St. Gallen University in Switzerland.

“I’m delighted to have Natalie join Stellantis. She has worked across several industries in both the U.S. and Europe,” said Carlos Tavares, Stellantis CEO. “With her experience and demonstrated business transformation leadership, including a clear ESG focus, she is exactly the right leader to continue accelerating Stellantis’ Dare Forward 2030 strategy. I’m convinced that she will play a strategic role in setting the new impetus and unleashing the great potential of Stellantis’ value.”

Natalie Knight will be based in the Auburn Hills, Michigan office with extensive travel to Europe and the other regions.

Richard Palmer, Executive Vice President and Chief Financial Officer, plans to leave Stellantis on June 30, 2023, to ensure a smooth handover, after a distinguished 20-year career with the Company.

“On behalf of all Stellantis employees and our Board of Directors, I want to extend our gratitude to Richard,” said Carlos Tavares. “Carrying over from Richard’s successful history with FCA, he has significantly contributed to the success of the merger to form Stellantis and to its integration over the past two years. We wish Richard the very best for the future and in any new challenges that await him.”
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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com